EXHIBIT 99.1

Centerra Gold 2021 Fourth Quarter and Year-End Results Conference Call and Webcast

TORONTO, Feb. 15, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) will host a conference call and webcast of its 2021 fourth quarter and year-end financial and operating results at 9:00 a.m. Eastern Time on Friday, February 25, 2022. The results are scheduled to be released before the market opens on Friday, February 25, 2022.

  North American participants should dial the toll-free number +1 800-757-5680
  International participants may access the call at +1 416-981-9004

The conference call is being webcast by Notified (formerly Intrado Digital Media) and can be accessed live at Centerra Gold’s website at www.centerragold.com. Presentation slides of the fourth quarter and year-end results will also be accessible on Centerra Gold’s website at www.centerragold.com.

An audio recording of the call will be available approximately two hours after the call via telephone until midnight Eastern Time on Friday, March 4, 2022. The recording can be accessed by calling +1 416-626-4100 or +1 800-558-5253 and use the passcode 22015010. In addition, the webcast will be archived on Centerra Gold’s website www.centerragold.com.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/2804be94-ba4e-4908-8d6d-053b2e912bc0